Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami

Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Heidi Steele Attorney at Law hsteele@mwe.com +1 312 984 3624

May 11, 2015

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Levy Acquisition Corp. Preliminary Proxy Statement on Schedule PREM 14A Filed April 2, 2015 File No. 001-36197

Dear Ms. Parker:

On behalf of Levy Acquisition Corp. (the "Company"), set forth below are the Company's responses to the comments provided by the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company in a letter dated April 29, 2015 with respect to the Company's Preliminary Proxy Statement on Schedule M14A (File No. 001-36197), filed with the Commission on April 2, 2015 (the "Preliminary Proxy Statement"). The Staff's comments are set forth below and are followed by the Company's responses.

We have filed today with the Commission, via EDGAR, Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Proxy Statement. Defined terms used but not defined herein have the meanings specified in the Amended Proxy Statement. For your convenience, we are sending via courier marked copies of the Amended Proxy.

General

1.	We note that Proposal No. 2 includes several changes to your Restated Certificate of Incorporation, including sub-proposals to eliminate stockholder action by written consent, and to make the Delaware Court of Chancery the exclusive forum for certain stockholder actions. Please revise to present each of these as a separate proposal, or advise. Refer to Exchange Act Rule 14a-4(a)(3).

Response: In response to the Staff’s comment, we respectfully advise the Staff that, pursuant to Exchange Act Rule 14a-4(a)(3), matters that are so “inextricably intertwined” as to effectively constitute a single matter need not be unbundled. We submit that the various amendments to the Company’s current Restated Certificate of Incorporation, including, among other things, amendments to change the name of the combined company, to remove certain provisions related to the Company’s status as a blank check company after the Business Combination and such other changes that the board of directors deemed appropriate for the combined company to function as a public operating company, including the elimination of stockholder action by written consent and a designation that Delaware be the exclusive jurisdiction for specified legal actions, are all amendments considered to be inextricably intertwined. The Company believes that the elements of the proposal comprise a unitary matter, being the Company’s integration into a public operating company following the Business Combination. The proposed amendments are inextricably linked components of such integration, aimed at protecting the Company from certain vulnerabilities and distractions during its initial existence as a public company, including increased litigation, potential takeovers or allowing a simple majority to make fundamental changes that could disrupt the business of the Company. As such, the individual components cannot be considered or viewed in isolation and the Company respectfully submits that shareholders should instead consider the proposal in its entirety. We note that the Company relied on precedent, including ROI Acquisition Corp.’s definitive proxy statement on Schedule 14A filed with the Commission on April 29, 2013 and Global Eagle Acquisition Corp.’s definitive proxy statement on Schedule 14A filed with the Commission on January 16, 2013, which included similar amendments, including a supermajority voting provision, as part of a larger proposal to amend certain charter provisions.

2.	Please include a copy of your preliminary proxy card with your amended proxy statement. We may have comments on the card.

Response: A copy of the preliminary proxy card has been included in the Amended Proxy Statement.

3.	Please clarify whether the amount of the deferred underwriting commissions could change as a result of redemptions of LAC shares. If the $5,250,000 in underwriting commissions will not be adjusted if shares are redeemed, please disclose the dilution, if any, that the remaining stockholders will experience as a result of the payments to the redeeming stockholders and the payment of the underwriting commissions. In this regard, we note your disclosure in your Form S-1, file number 333-191587, that “The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters.” Please disclose this in the proxy.

Response. The Company advises the Staff that the deferred underwriting commission will not change as a result of any redemptions of LAC shares. The deferred underwriting commission will not be paid in the event that the Business Combination is not completed. The payment of the deferred underwriting commission will not cause the remaining stockholders to experience dilution because the terms of the Merger Agreement treat this payment as a fixed cost transaction expense regardless of the amount of redemptions of LAC common stock, and have taken this payment into account when calculating the Merger Consideration; therefore the payment of the deferred underwriting commission will not increase the LAC common stock issued in the Merger.

The number of redemptions requested by LAC stockholders could affect the amount of cash available to be used as part of the Merger Consideration. The aggregate maximum amount of cash consideration to be paid in the Merger is $95 million, which would include up to $60 million from the Trust and $35 million from the funds originating with the Step 2 Co-Investors. To the extent LAC common stock redemptions exceed approximately 6.5 million shares and transaction expenses are in excess of $25 million, the cash consideration component of the Merger Consideration would be reduced and replaced with additional shares of LAC stock, valued at $10 per share. The total Merger Consideration would not be impacted by the level of redemptions. The Company expects to consummate the Business Combination even if all of the LAC stockholders elect to redeem their LAC Common Stock.

The Company has revised the Amended Proxy Statement to clarify the manner of payment of the deferred underwriting compensation. See page 53 of the Amended Proxy.

4.	To make the information in your proxy statement more accessible to investors, please revise the Summary Term Sheet and Questions and Answers sections to reduce repetition and break discrete ideas into separate disclosures. Divide longer answers into multiple questions and answers. Use bulleted lists and shorter sentences to convey the material terms of the proposed transaction and the salient facts about the companies.

Response. In response to the Staff’s comment, we have revised the Summary Term Sheet and Questions and Answers sections of the Proxy.

5.	Please include in the Summary Term Sheet or Questions and Answers section disclosure regarding the effect of redemptions on the post-merger company. For example, we note disclosure on page 58 that, “Each redemption of public shares by our public stockholders above approximately 6.5 million shares…will increase the number of additional shares of LAC Common Stock we would need to issue as a result of the cash shortfall.” Please disclose this information, including any related risks of share dilution and cash expenditures. Please also disclose the maximum number of shares that may be redeemed without causing a material adverse effect on your liquidity or capital resources. Disclose whether you would nevertheless consummate the transaction if redemptions exceeded this maximum.

Response. In response to the Staff’s comment, we have added additional Questions and Answers to the Proxy to include the information on redemptions requested in the SEC Letter. The Company also supplementally advises the Staff that, as a result of the Initial Investment described in the Proxy Statement, Del Taco retired its subordinated indebtedness and increased its borrowing capacity under its 2013 Term Loan. Because of this net decrease in indebtedness of Del Taco, the Company does not anticipate any material adverse effect on its liquidity or capital resources regardless of the level of redemptions. The Merger Agreement does not provide for a maximum level of redemptions above which the transaction would not be consummated. See page 22.

Questions and Answers about the Proposals for Stockholders, page 11

6.	Please revise to include a diagram of the company and its ownership structure both before and after the proposed transaction.

Response. In response to the Staff’s comment, we have included diagrams to reflect ownership of LAC prior to the Business Combination and after the Business Combination. See page 16 of the Amended Proxy Statement.

7.	Please include a separate question and answer to address the business and management of the combined entity following the merger if it is approved. Briefly discuss the financial conditions and results of Del Taco, such as the total assets, liabilities and net income as of a recent period.

Response. In response to the Staff’s comment, we have included a new Questions and Answers to address the business and management of the combined entity following the merger and another question and answer to briefly describe the financial condition of Del Taco. See page 25 of the Amended Proxy Statement.

8.	Please include a separate question and answer to discuss the effect on the company’s common stock if the merger transaction is consummated. Disclose:

•	the current trading price of the LAC common stock on the Nasdaq,
•	the possible effect on the trading price of the common stock if the merger transaction with Del Taco were consummated,
•	the effect of the issuance of 150,000 shares of LAC stock to Del Taco employees,
•	the possible effect of the warrant overhang if the 12,250,000 warrants are exercised after the merger, and
•	the approximate price per share that a holder who demands redemption might receive, updated to a more recent date than the year end 2014 price that appears in the proxy.

Include a discussion of the possible post-merger effect on the trading price of the stock due to any transactions related to the merger, such as the issuance to the Del Taco shareholders of 3.5 million shares of LAC stock.

Response. In response to the Staff’s comment, the Company has added information regarding the current stock price of LAC. The Company has also added a sentence explaining that the issuance of additional shares and shares issuable upon exercise of the LAC warrants could have a dilutive effect on the LAC stock price. See page 62 of the Amended Proxy Statement. In addition, we have updated the approximate price per share that a holder who demands redemption might receive to a more recent date. See page 4 of the Amended Proxy Statement.

The Company supplementally advises the Staff that it has publicly disclosed the additional shares of LAC that will be issued to Del Taco shareholders as a component of the purchase price, including the shares to be issued to Step 2 Co-Investors, as well as the shares issuable upon exercise of outstanding LAC warrants (for example, see the tables on page 3 of the Proxy Statement). Consequently, the Company believes that the market has had the opportunity to take into account these additional issuances of shares due to this disclosure so that the trading price of the common stock should not be materially affected by these actual issuances; however, despite this belief, the Company cannot know whether the stock price takes into account these items. Thus, the Company cannot predict the possible effect on the trading price of the common stock if the Merger transaction were consummated or prior to such time if certain or all of the remaining risks of closing of the Merger are eliminated, such as a possible positive vote of the shareholders of LAC on the Merger. Because the Company lacks of visibility on how these matters may impact the trading price of LAC common stock, it believes that it should not provide additional disclosure on how the trading price of the LAC common stock will be impacted by the consummation of the Business Combination.

9.	Please provide a separate question and answer regarding the aggregate purchase price for Del Taco. For example, we note that the William Blair opinion contemplates that LAC will pay for all of the outstanding shares of common stock and other equity interests of the target, on a cash-free, debt-free basis, through the payment of cash and the issuance of the common stock of the Company, an aggregate purchase price of $500 million. Discuss how the board valued Del Taco and arrived at the purchase price.

Response. In response to the Staff’s comment, the Company has added a Question and Answer regarding the purchase price determination. See page 11 of the Amended Proxy Statement.

What Equity Stake will current LAC stockholders and former Del Taco stockholders hold in the Company after the closing? page 13

10.	Please disclose what merger consideration would be if the amounts discussed in the last sentence were included.

Response. In response to the Staff’s comment, we have added the disclosure requested by the Staff. See page 15 of the Amended Proxy Statement.

What conditions must be satisfied to complete the Business Combination? page 14

11.	Revise this question to include a brief summary of the material conditions to the merger, including the effectiveness of the Credit Agreement Amendment, the maintenance of at least $5 million in net tangible assets following consummation and the achievement of the required vote.

Response. In response to the Staff’s comment, we have revised the Question and Answer referenced in the comment to list some of the conditions required to be satisfied or waived in order to consummate the Merger. See page 18 of the Amended Proxy Statement.

May LAC or the Sponsor, LAC’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination? page 16

12.	We note last sentence in the answer to this question. Please explain in better detail how these transactions would achieve the purpose of increasing the Cash Consideration paid in the Merger.

Response. Purchases by LAC or the Sponsor, LAC’s directors, officers, advisors or their affiliates would reduce the amount of shares redeemed in connection with the Business Combination as the purchasers would acquire LAC common stock from stockholders who otherwise would redeem their LAC common stock. In response to the Staff’s comment, we have revised this Question and Answer to explain why LAC or the Sponsor, LAC’s directors, officers, advisors or their affiliates’ purchases shares may cause the Cash Consideration to increase in the Merger. Neither the Sponsor nor its affiliates currently have any plans to purchase LAC common stock prior to the completion of the Business Combination.

What happens if the Business Combination is not consummated? page 19

13.	We note the answer to the question “What happens if the Business Combination is not consummated?” Please provide a separate question and answer regarding the interests of LAC’s directors and officers in the merger, and the conflict of interest arising therefrom. In the answer, disclose the estimated aggregate amount of benefits that LAC’s directors and officers would forgo if the merger transaction is not consummated. Please also disclose and quantify the specific components. For example, disclose any amounts the directors and officers would forgo related to:

•	3,750,000 Founder Shares held by LAC’s initial stockholders, including the 60,000 shares held by its directors and officers, that had an aggregate market value of $40,725,000 based upon the closing price on March 12, 2015 of $10.26;
•	4,750,000 sponsor warrants that had an aggregate market value of $6,697,500 based on the closing price per warrant on the Nasdaq on March 12, 2015 of $1.41; and
•	Non-employee director compensation, fees and stock option grants.

Please also discuss any conflict that may arise from the Initial Investment by affiliates of the Sponsor. For example, it appears that if the merger were not consummated and Del Taco’s common stock were not quoted on the Nasdaq, these affiliates would have limited liquidity with respect to the Del Taco common stock they acquired in the Initial Investment.

Response. In response to the Staff’s comment, we have added a Question and Answer to discuss the interests of LAC’s directors and officers in the Merger. See page 20.

Summary of the Proxy Statement, page 22

14.	Please add disclosure, here or in the Question and Answers section, concerning the negative aspects of the transaction that the board considered, if any.

Response. In response to the Staff’s comment, we have added disclosure to discuss negative aspects of the transaction considered by the LAC Board of Directors. See page 31 of the Amended Proxy Statement.

Opinion of William Blair & Company, L.L.C., page 27

15.	Please provide us with copies of any reports or presentations provided to the board in connection with the board’s evaluation of the proposed transaction.

Response: The Company respectfully advises the Staff that it has been informed that counsel to William Blair & Company, L.L.C. (“William Blair”) is supplementally and confidentially providing the Staff with a copy of the confidential materials provided by William Blair in support of the delivery of William Blair’s opinion at the March 11, 2015 meeting of the board. Such materials will be provided pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Counsel to William Blair will request confidential treatment of the materials pursuant to 17 C.F.R. § 200.83.

Recommendation to LAC Stockholders, page 28

16.	Expand the bullet points in this section to quantify the benefits that will accrue to the interested parties in connection with the transaction. For example, quantify the initial investment in Del Taco by the affiliates of the Sponsor as part of the Initial Investment and any awards and amounts that the officers and directors may expect to receive as they continue with the company.

Response. In response to the Staff’s comment, we have expanded the bullets to quantify the benefits that will accrue to the interested parties in the Business Combination. See page 33

Risk Factors, page 36

Changes in economic conditions and adverse weather…could have a material adverse effect on its business, financial condition and results of operations, page 43

17.	Please split this risk factor to describe the separate risks (economic conditions, weather conditions and geographic concentration) separately.

Response. In response to the Staff’s comment, we have made revisions to the risk factor referenced in the comment.

Failure to maintain Del Tacos’ culture and changes in consumer recognition of Del Taco’s brand…, page 46

18.	Please provide substantiation for the statement that “Del Taco has received national and regional recognition for the high-quality of its food and operation.”

Response. In response to the Staff’s comment, we have removed the sentence referenced in the comment.

Del Taco’s high deductible insurance programs may expose Del Taco to significant and unexpected costs and losses, page 48

19.	We note the penultimate sentence references self-insurance reserves and self-insurance. If Del Taco relies on self-insurance in addition to third-party insurance, please clarify this in the heading of the risk factor and expand to discuss the nature of the company’s insurance coverage.

Response. In response to the Staff’s comment, we have revised the language relating to insurance in the risk factor. (See page 55)

Del Taco has a history of net losses and may incur losses in the future, page 52

20.	Expand this risk factor to give reasons for the losses and to explain the factors that may contribute to continuing losses in the future.

Response. In response to the Staff’s comment, the Company has revised this risk factor to explain the primary reasons for Del Taco’s historical losses and factors that may contribute to losses in the future.

Unlike some other blank check Companies, the Company does not have a specified maximum redemption threshold, page 58

21.	Revise the second paragraph of this risk factor to highlight the dilution to LAC holders that would result if there were to be a significant number of redemptions.

Response. In response to the Staff’s comment, the Company revised the risk factor to clarify that the number of redemptions is not expected to have a dilutive effect on LAC stockholders.

22.	In your response, please provide your analysis of the reasons that Regulation M would not apply to purchases of shares in privately negotiated transactions with LAC stockholders.

Response. In the proxy statement, the Company has indicated that its Sponsor, directors, officers, advisors or affiliates will not make any such purchases during a restricted period under Regulation M under the Securities Exchange Act of 1934. The Company has not stated that Regulation M would not apply to purchases of shares in privately negotiated transactions. The Company acknowledges that Regulation M would apply if the issuance of new shares to the Step 2 Co-Investors in the private placement and/or to existing Del Taco stockholders as merger consideration were a distribution as such term is defined under Regulation M, in which case we understand that purchases by its Sponsor, directors, officers, advisors or affiliates would not be permitted.

Stockholders of LAC who wish to redeem their shares for a pro rata portion of the trust account must comply with specific requirements, page 61

23.	We note your statement that you do not have control of the process of obtaining stock certificates from brokers and other intermediaries. Confirm your understanding of the applicability of Exchange Act Rule 14a-13 to this transaction and tell us when you intend to furnish the proxy statement to the intermediaries relative to the meeting date. Allow sufficient time when setting the record and meeting dates, filing the definitive versions of the documents, and mailing broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing restrictions.

Response. In response to the Staff’s comment, the Company confirms its understanding of the applicability of Exchange Act Rule 14a-13 to the Business Combination. The Company intends to furnish the proxy statement to the intermediaries at least thirty days prior to the meeting date.

Unaudited Pro Forma Condensed Combined Financial Information, page 68

24.	We note that you have provided pro forma financial statements under three different scenarios of varying ownership levels based on the varying levels of redemption of stock held by LAC stockholders. We also note per the table provided on page 23 that under scenarios 2 and 3, former Del Taco stockholders will own a majority of the post-merger company. It appears under this scenario that these stockholders will retain control of the post-merger company, and therefore, the assets and liabilities of Del Taco should not be re-measured using the acquisition method pursuant to ASC 805. Please advise and include your consideration of ASC 805-10-55-12 in your response.

Response: In response to the Staff’s comment, Levy Acquisition Corp (the “Company”) respectfully submits additional detail of its previous evaluation of the accounting acquirer in accordance with ASC 805.

To determine the accounting acquirer, the Company reviewed the Merger considering the different elements stipulated in ASC 805. The Company evaluated which entities constituted businesses, the consideration exchanged, the size of the entities involved, as well as the factors present in ASC 805-10-55-11 and ASC 805-10-55-12. The Company also reviewed ASC 805-40 to determine if the Merger would be considered a reverse acquisition under scenarios 1, 2, and 3. The form of the Merger included equity-based consideration issued by the Company, a blank-check public special purpose acquisition company, to the existing pre-Step 1 (defined below) transaction shareholders of Del Taco Holdings, Inc. (“Del Taco”), an operating company. In this form of transaction, the accounting acquirer is not necessarily the legal acquirer. Based on the Company’s analysis of the facts and circumstances of the Merger, the Company concluded that it was the accounting acquirer in all acquisition scenarios.

The Company’s conclusion was based on the following three primary factors:

•	the Company pays cash and equity consideration for all of the equity in Del Taco;

•	investments by the Company and the Levy Newco Parties (defined below) were considered to be multiple arrangements that should be treated as a single transaction; and

•	the existing stockholders of the Company and the Levy Newco Parties retain relatively more voting rights in the post-merger entity (the “Combined Company”) than the existing pre-Step 1 Del Taco shareholders.

The Merger is comprised of Step 1 and Step 2. In Step 1, completed on March 20, 2015, Levy Epic Acquisition Company LLC, (“Levy Newco”), Levy Epic Acquisition Company II, LLC (“Levy Newco II” and with Levy Newco, the “Levy Newco Parties”), purchased 2,348,968 shares from Del Taco for $91.2 million in cash and purchased 740,564 shares directly from existing Del Taco shareholders for $28.8 million in cash. As a result of Step 1, the Levy Newco Parties acquired in aggregate 3,089,532 shares of Del Taco for $120 million in cash resulting in an ownership interest of approximately 46%. Step 2 results in the Company acquiring 100% of Del Taco’s shares through i) a $35 million cash commitment (the “Step 2 Co-Investors”) to purchase 3,500,000 shares of the Company that will be used to acquire shares of Del Taco, and ii) funds remaining in the Company’s trust account after redemption by the Company’s shareholders (if any), and iii) shares of the Company’s common stock. These two steps were evaluated to determine if they should be accounted for as a single transaction or two independent transactions. The deconsolidation guidance of ASC 810-10-40-6 contains guidance regarding the accounting circumstances in which multiple arrangements should be accounted for as a single transaction. Those considerations include:

•	they are entered into at the same time or in contemplation of one another;

•	they form a single transaction designed to achieve an overall commercial effect;

•	the occurrence of one arrangement is dependent on the occurrence of at least one other arrangement; and

•	one arrangement considered on its own is not economically justified, but they are economically justified when considered together. An example is when one disposal is priced below market, compensated for by a subsequent disposal priced above market.

The Company applied this guidance to the purchase of equity interests in Step 1 and Step 2. Del Taco began the sales process in June 2014. The Company and Del Taco discussed various options for proceeding; however, Del Taco’s existing pre-Step 1 shareholders desired assurances that they would be able to liquidate their investment. Looking to build a greater initial cash investment, Lawrence Levy, Chief Executive Officer of the Company, organized a group of investors that would make an initial investment into Del Taco as part of Step 1.

Considering the guidance from ASC 810-10-40-6, Step 1 and Step 2 were entered into in contemplation of one another. The Agreement and Plan of Merger was signed concurrently with the close of the Stock Purchase Agreement in Step 1. Therefore, the first criteria of ASC 810-10-40-6 is met.

The second criteria in ASC 810-10-40-6 notes that multiple arrangements should be considered a single transaction if the multiple arrangements were designed to achieve an overall commercial effect. In this case, the pre-Step 1 shareholders of Del Taco desired a liquidation event and initiated the bid process. The Company offered a liquidation event, but the pre-Step 1 shareholders of Del Taco wanted more assurance that their investment would be significantly diluted in a scenario in which the Company’s shareholders elected redemption. As such, the Levy Newco Parties were formed to achieve the overall commercial effect of liquidating Del Taco’s pre-Step 1 shareholders and the Company obtaining control of Del Taco regardless of the redemption actions by the Company’s shareholders. As such, the second criteria of ASC 810-10-40-6 is met.

The next criteria in ASC 810-10-40-6 notes that the occurrence of one arrangement dependent upon the occurrence of at least one other arrangement indicates that multiple arrangements should be accounted for as a single transaction. As noted above, Step 1 is not conditional upon Step 2, but Step 2 is conditional upon Step 1. The investors of the Levy Newco Parties have no assurance that Step 2 will be ratified by a vote of shareholders in the Company. If Step 2 fails to close, the Levy Newco Parties will be a 46% shareholder in Del Taco. However, Step 2 of the transaction is conditional upon the close of Step 1. The Company and Del Taco entered into an Agreement and Plan of Merger concurrent with the execution of Step 1. As such, the next criteria of ASC 810-10-40-6 is met.

The final criteria in ASC 810-10-40-6 notes that a multiple arrangement should be accounted for as a single transaction if one arrangement is not considered economically justified on its own, but is economically justified when considered together. The investment made in Step 1 made by the Levy Newco Parties would not achieve any of the economic objectives of any of the parties involved. The pre-Step 1 shareholders of Del Taco would not have the liquidation event they were seeking in the original bid process, and the Levy Newco Parties were not intended to be long term investors in Del Taco as a non-public entity. Step 2 must close in order to meet the investment objectives of both the buyers and sellers in Step 1. If Step 2 did not occur, both the pre-Step 1 Del Taco shareholders and the Levy Newco Parties would likely initiate another transaction to liquidate their positions. As such, the final criteria of ASC 810-10-40-6 is met.

ASC 805-10-55-11 notes that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. Additionally, ASC 805-10-55-12 notes that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interest.

In Step 1, the end result is the Levy Newco Parties transferring approximately $91 million to Del Taco and approximately $29 million to the existing pre-Step 1 Del Taco shareholders for shares in Del Taco. Additionally, in Step 2, the Company transfers cash and shares in the Company to acquire 100% of the shares of Del Taco. After Step 1 and Step 2, these pre-Step 1 Del Taco shareholders are expected to own approximately 12%, 15%, or 37% of the Combined Company under scenario 1, 2, and 3, respectively. The Company and the Levy Newco Parties own no shares in Del Taco prior to Step 1, and at the end of Step 2, they will own (including the Step 2 Co-Investment) approximately 88%, 85%, or 63% of the Combined Company under scenario 1, 2, and 3, respectively.

In Step 2, the Company transfers both cash and equity interests to the existing pre-Step 1 Del Taco shareholders. However, ASC 805-10-55-12 also states that some business combinations, commonly referred to as reverse acquisitions, the issuing entity is the acquiree. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination.

The other pertinent facts and circumstances from ASC 805-10-55-12 include relative voting rights, size of single minority voting interest, composition of governing body, composition of management, terms of the exchange of equity interests, and size. There is not a hierarchy to explain how to assess factors, effectively concluding that no single criterion is more significant than the other. Therefore, the determination of the accounting acquirer requires the exercise of professional judgment. The scope of the transaction is the Company acquiring all of the outstanding equity of Del Taco. Therefore, each factor was assessed to determine if that factor was evidence of either the Company or Del Taco as the accounting acquirer. An analysis of the each of the factors is included below:

•	Relative Voting Rights

ASC 805-10-55-12(a) states that the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the Combined Company. The following table summarizes the relative voting rights for each class of shareholder after Step 2 under each scenario:

	Scenario 1		Scenario 2		Scenario 3
Pre-Step 1 Del Taco shareholders	4,553,540	12%	4,553,540	14%	10,553,540	35%
Levy Newco Parties	12,000,000	31%	12,000,000	37%	12,000,000	40%
Step 2 co-investors	3,500,000	9%	3,500,000	11%	3,500,000	12%
Company shareholders	18,750,000	48%	12,250,000	38%	3,750,000	13%
	38,803,540		32,303,540		29,803,540

In each scenario, the pre-Step 1 Del Taco shareholders retain only minor interest in the Combined Company. This factor points towards the Company being the acquirer.

•	Size of single minority voting interest

ASC 805-10-55-12(b) states that the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. As noted in the table above, the Company, together with the Levy Newco Parties, represent an organized group of investors that will hold a significant voting interest after Step 2 under all scenarios. Therefore, an analysis under this criteria is not relevant.

•	Composition of the governing body

ASC 805-10-55-12(c) states that the acquirer is usually the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the Combined Company. Del Taco’s board of directors is comprised of 8 members. Prior to the transaction, the directors are appointed by the Del Taco’s shareholders and management. After Step 1, the pre-Step 1 shareholders appoint 4 members to the board, the Levy Newco Parties appoint 3 members to the board, and the Del Taco CEO acts as the eighth board member. Lawrence Levy is one of the three directors appointed by the Levy Newco Parties, and is chairman of the board. After Step 2, the board of LAC will be determined by the stockholders of the post-Business Combination Company. The director nominees included in the Amended Proxy Statement were selected by the nominating committee of LAC.

•	Composition of management

ASC 805-10-55-12(d) states that the acquirer is usually the combining entity whose former management dominates the management of the Combined Company. Management of the Combined Company is expected to be the current management of Del Taco which was agreed to by all parties, including the Levy Newco Parties. Decisions over management will be made by the board of directors of LAC, which will be appointed as discussed above.

•	Terms of the exchange of equity interests

ASC 805-10-55-12(e) states that the acquirer is usually the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity. The transaction price proposed by the Company is in excess of the prior investment price made by previous investors other than the Levy Newco Parties. This factor points to the Company as the accounting acquirer.

•	Size

ASC 805-10-55-13 notes that the acquirer is usually the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity. Del Taco is the largest entity in terms of size in terms of assets, revenues and earnings. However, relative size is not relevant in a transaction involving a blank check entity such as the Company that does not have significant operations.

Based on this analysis of the Merger and ASC 805-10, the Company determined that it had the preponderance of evidence in its favor and is deemed to be the accounting acquirer under all scenarios considered.

Pro Forma Condensed Combined Balance Sheet, page 72

25.	Please disclose the factors causing the fair values of the restaurant and other equipment and leasehold improvements to be less than their book values.

Response. In response to the Staff’s comment, the Company respectfully submits that the fair value of the assumed assets acquired and the liabilities assumed were measured at their fair values under the guidance of ASC 820-10, Fair Value Measurements. In accordance with that standard, fair value was measured at the price that would be received to sell the asset in an orderly transaction between market participants at the measurement date.

The Company engaged a third party specialist to assist with valuing certain assets and liabilities as of the assumed measurement date. Specifically, with respect to leasehold improvements and restaurant equipment, fair value was determined using a cost approach that established fair value based on the cost of reproducing or replacing an asset, less depreciation from physical deterioration. As discussed in the Company’s notes to the pro forma information, the Company’s preliminary assessment of fair value is an estimate and subject to change. In the time since the Company’s initial filing, those estimates of fair value have changed based on additional information received by the Company. The following table summarizes the changes in estimated fair value since the original filing as well as a summary of the net purchase accounting adjustments to long-lived assets based on the Company’s estimates of fair value:

(in ‘000’s)	Historical Cost	Accumulated depreciation	Net book value	Initial Fair value	Adjustments	Amended Fair value	Increase/ (decrease)
Land	1,399	(27)	1,372	1,331	-	1,331	(41)
Buildings	1,887	(617)	1,270	28,128	(26,830)	1,298	28
Restaurant and other equipment	70,947	(37,239)	33,708	32,989	437	33,426	(282)
Leasehold improvements	71,642	(27,904)	43,738	41,299	27,162	68,461	24,723
Buildings under capital lease	6,396	(4,156)	2,240	5,237	-	5,237	2,997
Construction-in-progress	2,836	-	2,836	2,836	-	2,836	-
	155,107	(69,943)	85,164	111,820	769	112,589	27,425

Accordingly, the fair value of leasehold improvements exceeds its carrying value, and the fair value of restaurant and other equipment is less than $300,000 lower than is carrying value. The difference between carrying value and fair value for restaurant and other equipment is primarily due to lower estimated value using a replacement cost approach than depreciated value.

Adjustments to Unaudited Pro Forma Combined Financial Statements Goodwill, page 86

26.	We note that qualitative factors that will contribute to the recognition of goodwill include intangible assets not recognized as separate identifiable intangible assets apart from goodwill, including strong market position and the assembled workforces at Del Taco. Please provide a detailed explanation of the other factors that resulted in the majority of the purchase price being allocated to goodwill in accordance with ASC 805-30-50-1(a).

Response. In response to the Staff’s comment, we have added the required explanation in the Proxy Statement. In response to the Staff’s comment, the Company respectfully submits that the factors resulting in the majority of the purchase price being allocated to goodwill are the intangible assets not separately recognized and its assembled workforce. In accordance with ASC 805-30-30-1, goodwill was initially measured as of the assumed acquisition date as the excess of i) consideration transferred and the fair value of the acquirer’s previously held equity interest over ii) the net acquisition-date amounts of the identifiable assets acquired and liabilities assumed. Del Taco’s existing assets and liabilities were measured using the guidance of ASC 820, Fair Value Measurements. All intangible assets and liabilities were considered, and all assets and liabilities attributable to Del Taco were recorded at their measured fair values. The Del Taco trade name and trademarks were measured to be valued at approximately $169 million. Leasehold interests and franchise rights were also separately identifiable intangible assets and were measured to have a fair value of approximately $43 million, or approximately $25 million more than the assets’ carrying value.

Other classes of commonly identified intangible assets, such as developed technology, in-process research and development, as well as customer-related assets, were not applicable to Del Taco. Del Taco does not own any significant developed technology that could be capitalized. Customer-related intangible assets are difficult to support due to the low barriers to entry in the restaurant business, which makes the cost of acquiring customers lower than in other industries. Additionally, a large amount of the purchase price allocated to goodwill is consistent with Del Taco’s experience during prior recapitalizations which resulted in the application of purchase accounting. Management believes that an allocation of a large percentage of purchase price to goodwill is consistent within the restaurant industry.

27.	We note that 150,000 restricted shares of LAC common stock will be issued as awards to employees of Del Taco in connection with the business combination. Please give effect to this transaction in your Pro Forma financial statements pursuant to Article 11 of Regulation S-X.

Response. As requested by the Staff, the Company incorporated into its presentation of pro forma financial information the 150,000 restricted shares of LAC common stock that will be issued as awards to employees of Del Taco.

Merger Consideration, page 94

28.	We note the disclosure that “Upon the effectiveness of the Merger (the “Effective Time”), each issued and outstanding share of Del Taco stock held by Del Taco stockholders other than the Levy Newco Parties (the “Original Stockholders”) shall be converted into the right to receive $38.84 per Del Taco share.” Please disclose how the “$38.84 per Del Taco share” amount was determined. If Del Taco stockholders choose to receive this dollar amount for each share they hold, please clarify whether they will also receive the Per Share Merger Consideration, which is defined in the sentences and bullets that follow as being paid in shares of LAC common stock and cash.

Response. In response to the Staff’s comment, the Company has provided more explanation regarding the calculation used to determine the share amount referenced in the Staff’s comment and that the $38.84 amount reflects the aggregate cash and equity per share Merger consideration to be received by Del Taco stockholders. See page 125 of the Amended Proxy Statement.

Step 2 Co-Investment, page 114

29.	Please tell us if there was any prior relationship between the Step 2 Co-Investors and LAC’s sponsor.

Response. LAC’s Sponsor did not have any prior relationships with the Step 2 Co-Investors.

Background of the Business Combination, page 115

30.	Refer to the discussion of the LAC’s meetings with Del Taco and its representatives in the last quarter of 2014 and the first quarter of 2015. Disclose in greater detail the substance of the discussions, and the reasons, if known, that the parties determined to enter into the Business Combination.

Response. In response to the Staff’s comment, we have revised the “Background of the Business Combination” section. See page 146.

31.	Expand this section to include a discussion of any alternatives to the proposed transaction that LAC considered. Expand the second paragraph at the top of page 116 to explain what other types of target businesses the board considered and the reasons that the board rejected those partners.

Response. In response to the Staff’s comment, we have revised the “Background of the Business Combination” section to include a discussion of alternatives considered to the Business Combination. See page 146.

Special Committee, page 120

LAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 120

32.	Revise this section to include a discussion of any negative factors that the board considered.

Response. In response to the Staff’s comment, the Company has revised this section to identify the negative factors that the Board considered. See page 154.

33.	In the first bullet points in the second paragraph on page 121, please explain what you mean by the phrase “by channel over a 24-hour day-part.”.

Response. In response to the Staff’s comment, the Company has revised this bullet to clarify that Del Taco sells its products via three channels including drive-thru, dining in the restaurant and carry-out.

34.	Discuss the consideration that the board gave to the losses that Del Taco has experienced over its past three fiscal years, and the reasons that the board believed that the merger was nonetheless advisable. If the board did not discuss Del Taco’s losses, state that in the disclosure.

Response. In respect to the Staff’s comment, we have added additional disclosure with respect to the consideration the board gave with respect to the losses of Del Taco in the past three years. See page 154 of the Amended Proxy Statement.

35.	Discuss the consideration that the board gave to the significant levels of debt that Del Taco has entered into in connection with its business, the limitations on future capital raising and expansion related to the amount of debt incurred, and the reasons that the board nonetheless believed that the merger was advisable. If the board did not discuss Del Taco’s debt levels, disclose that fact.

Response. In response to the Staff’s comment, the Company has added additional disclosure in the Proxy Statement with respect to the Board’s discussion of the debt levels of Del Taco. See page 154 of the Amended Proxy Statement.

Description of the Fairness Opinion of William Blair & Company, L.L.C., page 122

36.	We note your statements throughout that “The opinion of William Blair is limited to…the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Merger.” We did not find any statements by the board in the proxy statement to the effect that the Business Combination is fair to the stockholders of LAC. If the board did not make a fairness determination with respect to the stockholders, clarify that in the disclosure.

Response. In response to the Staff’s comment, we have added disclosure to the Proxy that the LAC board did not make a fairness determination with respect to the stockholders.

37.	Disclose in your summary of William Blair & Company’s work what the “assumptions made, procedures followed, matters considered, and limitations on scope of review” were. Expand to provide detail about the basis for William Blair & Company’s work.

Response. In response to the Staff’s comment, the Company has revised the disclosure in the section of the proxy statement captioned “Proposal No. 1—Approval of the Business Combination—Description of Opinion of William Blair & Company, L.L.C.” to make clear that such section contains a summary of the assumptions made, procedures followed, matters considered, and limitations on scope of review” in respect of William Blair’s work.

38.	Explain in detail what factors the financial advisor considered in reaching its conclusion regarding the fair market value of Del Taco, such that this market value meets or exceeds the 80% test. In particular, explain how the advisor considered Del Taco’s assets, historical performance, and indebtedness in reaching its conclusion. If William Blair & Company did not consider those indicia of value, state that in the disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “Proposal No. 1—Approval of the Business Combination—Description of Opinion of William Blair & Company, L.L.C.—Satisfaction of 80% Test” to make clear that, in support of William Blair’s opinion that the fair market value of Del Taco (measured by the enterprise values implied by the various financial analyses William Blair conducted in connection with its opinion) equals or exceeds 80% of the amount held by the Company in trust for the benefit of its public stockholders (excluding any deferred underwriting fees and taxes payable on the income earned on the trust account), William Blair relied on the financial analyses conducted in connection with its fairness opinion and did not conduct any additional analyses. The Company has also revised the disclosure to state expressly that William Blair did not separately conduct an evaluation of Del Taco’s assets, historical performance or indebtedness in reaching its conclusion.

39.	Revise the tables on page 126 to include the implied merger consideration for each of the scenarios presented.

Response:  In response to the Staff’s comment, the Company has added tabular disclosure to the proxy statement.

40.	Revise the tables on pages 126 and 127 to clearly label the metrics pertaining to the proposed transaction.

Response:  In response to the Staff’s comment, the Company has revised the tables to clearly label the Del Taco multiples implied by the Consideration and implied enterprise values of Del Taco as such.

41.	Revise the disclosure in the first paragraph on page 128 to explain the relationship between the weighted average cost of capital and the discount rates you chose. Disclose the reasons that Blair decided to use these discount rates and multiples.

Response: The Company respectfully advises the Staff that it has been informed by William Blair that William Blair selected the range of discount rates by calculating the Company’s weighted-average cost of capital (which William Blair calculated as 7.7%) and applying a range of 1% above and below that amount to provide a sensitivity analysis (resulting in a range of discount rates from 6.7% to 8.7%). The Company has revised the disclosure to make that clear.

Information about Del Taco, page 167

42.	We note your disclosure in the Risk Factor at the bottom of page 51 that Del Taco is involved in two putative class actions involving wage and hour laws in California. Disclose this information under “Legal Proceedings” on page 177, or tell us why you do not believe that it is material.

Response. In response to the Staff’s comment, we have added disclosure on these class actions under the heading “Legal Proceedings” on page 210.

Executive Agreements, page 180

43.	Please confirm whether Del Taco has an employment agreement with its CFO, Mr. Steven Brake. If so, please discuss the terms of this employment agreement.

Response. We respectfully note to the Staff that Mr. Brake is not a party to an employment agreement or offer letter, only the severance agreement dated as of July 21, 2009 and amended on December 15, 2014 referenced under “Executive Agreements,” and described under the “Potential Payments upon Termination or Change in Control” section.

Del Taco Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 185

Liquidity and Capital Resources, page 200

44.	We note your disclosure on page 57 that the covenants in the company’s debt may restrict actions it is able to undertake in the future. Please revise to fully describe the financial and restrictive covenants that apply to the debt that will remain outstanding after the Business Combination. To the extent that compliance with those covenants may affect the company’s liquidity or operations, discuss these impacts in the disclosure.

Response. In response to the Staff’s Comment, we have added disclosure regarding the financial and restrictive covenants in Del Taco’s Senior Credit Facility on page 234.

Beneficial Ownership of Securities, page 222

45.	For each non-person entity disclosed in the table on page 222, please identify the individual or individuals who have voting and dispositive power with respect to the shares owned by such entity.

Response. In respect to the Staff’s comment, the Company has added more disclosure to the Security Beneficial Ownership table to identify individuals who have voting and dispositive power with respect to the shares listed in the table.

Certain Relationships and Related Transactions, page 226

Other Potential Conflicts, page 227

46.	We note your disclosure on page 228 that “…all of our executive officers have fiduciary duties to Levy Family Partners and may have fiduciary duties to certain companies in which Levy Family Partners or its affiliates have invested. However, we do not expect these duties to present a significant actual conflict of interest with our search for an initial business combination because …” It appears that all the discussed factors following the “because” relate to the size of investments or transactions as compared to 80% of the balance of the Trust Account. Please disclose if there are any other, non-quantifiable or qualitative, factors that may give rise to conflicts of interest stemming from your executive officers’ fiduciary duties to Levy Family Partners or its affiliates, such as with respect to the nature of the businesses in which Levy Family Partners or its affiliates invest.

Response. In response to the Staff’s comment, the Company has revised the Proxy Statement to clarify that since the formation of LAC, neither Levy Family Partners nor any of its affiliates considered or consummated any transaction with any business that met LAC’s criteria for a potential business combination. More specifically, during this time period, neither Levy Family Partners nor its affiliates have purchased a controlling interest in any existing business nor made a proposal to do so. The Company supplementally advises the Staff that despite the disclosed potential for conflicts of interest, it does not believe that any actual conflict of interest has occurred relating to the duties of LAC’s officers and directors.

47.	We note your statement that “we have agreed that any target company with respect to which Levy Family Partners has initiated any contacts or entered into any discussions, formal or informal, or negotiations regarding such company’s acquisition prior to the completion of our initial public offering will not be a potential acquisition target for us, unless Levy Family Partners declines to pursue an investment in such company and notifies us in writing.” Please clarify how this provision either mitigates or magnifies any conflicts of interest.

Response. In response to the Staff’s comment, the Company has added clarification language regarding this provision to specify the referenced agreement did not restrict our potential acquisition targets because none of our potential target companies had participated in any discussions with Levy Family Partners prior to the date of our initial public offering.

Del Taco Holdings, Inc.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-25

48.	We note per page 188 that company restaurant sales are recognized net of promotional allowances, employee meals, and other discounts. Please revise the notes to your financial statements to disclose your accounting policy for these amounts. If material, disclose the amounts recognized for each period presented.

Response. In response to the Staff’s comment, the Company has revised the notes to the financial statements as requested by the Staff.

Please be advised that the Company confirms that it understands that the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Heidi Steele at 312-984-3624 if you have any questions.

Sincerely,

/s/ Heidi Steele

Heidi Steele

Cc:	Thesesa Messinese

Lynn Shenk

Julie Griffith

Steve Florsheim